UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                      For the quarter ended June 30, 2001

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                      For the Quarter Ended June 30, 2001




                                   CONTENTS

                                                                                                                            Page

ITEM 1 - Organization Chart                                                                                                   3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                                       5

ITEM 3 - Associate Transactions                                                                                               6

ITEM 4 - Summary of Aggregate Investment                                                                                      7

ITEM 5 - Other Investments                                                                                                    8

ITEM 6 - Financial Statements and Exhibits                                                                                    8

SIGNATURES                                                                                                                    8

EXHIBIT A                                                                                                                     9


ITEM 1 - ORGANIZATION CHART
(As of June 30, 2001)

----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                                                                  Energy-                                   Percentage of  Nature
                          Name of Company                         or Gas-                                      Voting        of
                  (Organization Chart Hierarchy)                  Related      Date of          State of     Securities   Business
              (Reporting companies denoted with (**))             Company    Organization     Organization      Held        (a)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
Alliant Energy Corporation                                          N/A          N/A              N/A            N/A        N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
  Cargill-Alliant, L.L.C. (**)                                     Energy      10/29/97        Wisconsin         50%      (v) - 2
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
  Alliant Energy Resources, Inc.                                    N/A          N/A              N/A            N/A        N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Alliant Energy Development, LLC                              N/A          N/A              N/A            N/A        N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Argo Power LLC (**) (*)                                Energy       6/5/00          Delaware         67%      Inactive
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Henwood Energy Services, Inc. (**)                          Energy       8/9/85         California        17%        (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Nth Power Technologies Fund II, L.P. (**)                   Energy      2/25/00         California        8%         (ii)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       SmartEnergy, Inc. (**)                                      Energy      11/3/00          Delaware         9%       (v) - 3
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Alliant Energy Integrated Services Company                   N/A          N/A              N/A            N/A        N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Industrial Energy Applications, Inc. (**)              Energy       2/2/62            Iowa          100%        (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 BFC Gas Company L.C. (**)                         Energy      12/7/95            Iowa          60%        (vi)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Energys, Inc. (**)                                Energy      6/25/84         Wisconsin       100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            RMT, Inc. (**)                                         Energy      7/29/83         Wisconsin       100%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Residuals Management Technology, Inc., Ohio (**)  Energy      1/22/97            Ohio          48%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 RMT North Carolina, Inc. (**)                     Energy       4/6/69       North Carolina    100%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 RMT, Inc., Michigan (**)                          Energy      12/15/95         Michigan       100%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 RMT International, Inc. (**)                      Energy      10/9/97         Wisconsin       100%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Lake Engineering, Inc. (**)                       Energy       9/2/82          Georgia        100%       (vii) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Heartland Energy Group, Inc. (**)                      Energy       6/1/95         Wisconsin       100%       (v) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Industrial Energy Applications Delaware Inc.       N/A          N/A              N/A           N/A         N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Oak Hill Pipeline L.P. (**)                  Energy       4/1/97           Texas          99%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Alliant South Texas Pipeline, L.P. (**)      Energy      4/20/99           Texas          99%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Alliant Energy Desdemona, LP (**) (Also
                           owned by Alliant Energy Field
                           Services, LLC)                          Energy      2/14/00          Delaware        99%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Bastian Bay Pipeline, LP (**) (Also owned
                           by Alliant Energy Field Services, LLC)  Energy      8/31/00           Texas          90%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Alliant Energy Field Services, LLC                 N/A          N/A              N/A           N/A         N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Alliant Energy Desdemona, LP (**)
                          (Also owned by Industrial Energy
                          Applications Delaware Inc.)              Energy      2/14/00          Delaware        99%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      Bastian Bay Pipeline, LP (**) (Also
                           owned by Industrial Energy
                           Applications Delaware Inc.)             Energy      8/31/00           Texas          90%       (ix) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 NG Energy Trading, LLC (**)                       Energy      9/26/00          Oklahoma        50%       (v) - 1
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Alliant Energy Integrated Services -
               Energy Solutions LLC (**)                           Energy       1/1/01            Iowa         100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Schedin & Associates, Inc. (**)                   Energy      6/22/82         Minnesota       100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 SVBK Consulting Group, Inc. (**)(NEW)             Energy       7/2/85          Florida        100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Alliant Energy Integrated Services -
               Energy Management LLC (**)                          Energy       1/1/01            Iowa         100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Enermetrix.com, Inc. (**)                         Energy      1/17/95          Delaware        3%         (v) - 3
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Energy Performance Services, Inc. (**)                 Energy      12/17/93       Pennsylvania     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                                       3

----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Cogenex Corporation (**)                               Energy      9/26/83       Massachusetts     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 APS Cogenex LLC (**)                              Energy      9/29/85          Delaware        50%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Energy Capital and Services I, LP (**)            Energy       5/4/90       Massachusetts     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Energy Capital and Services II, LP (**)           Energy      11/13/90      Massachusetts     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Energy Holdings Corporation (**)                  Energy      10/3/94          Delaware       100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Cogenex West Corporation (**)                     Energy      9/26/83       Massachusetts     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 EUA Cogenex-Canada Inc. (**)                      Energy      10/11/94          Canada        100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                      EUA Cogenex-Canada Energy
                         Services, Inc. (**)                       Energy      12/16/97          Canada        100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                           AGRA Cogenex Joint Venture (**)         Energy       7/8/97           Canada         50%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 Northeast Energy Management, Inc. (**)            Energy       1/7/94       Massachusetts     100%         (i)
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Alliant Energy Investments, Inc.                             N/A          N/A              N/A           N/A         N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Heartland Energy Services, Inc.                         N/A          N/A              N/A           N/A         N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
                 ReGENco L.L.C. (**)                               Energy      4/19/99         Wisconsin        30%       (vii) - 2
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
       Alliant Energy Transportation, Inc.                          N/A          N/A              N/A           N/A         N/A
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------
            Williams Bulk Transfer Inc. (**)                       Energy      4/27/99            Iowa         100%       (ix) - 2
----------------------------------------------------------------- --------- -------------- ---------------- ------------- ---------


N/A - Not applicable
(a)   The following abbreviations were used:


-------------------- ------------------------------------------------------------------------------------------
Abbreviation         Nature of Business
-------------------- ------------------------------------------------------------------------------------------
(i)                  Energy management services
(ii)                 Development and commercialization of innovative electrotechnologies
(v) - 1              Brokering and marketing of energy commodities - natural gas
(v) - 2              Brokering and marketing of energy commodities - electricity
(v) - 3              Brokering and marketing of energy commodities - natural gas and electricity
(vi)                 Production of alternative fuels
(vii) - 1            Environmental licensing, testing, and remediation services
(vii) - 2            Integrated turbine and generator services
(ix) - 1             Fuel transportation facilities services
(ix) - 2             Fuel handling and storage facilities services
-------------------- ------------------------------------------------------------------------------------------


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at June 30, 2001


----------------------------------------- ---------------------- ---------------- -----------------------------------------------
                                                                   Principal
       Company                                  Type of            Amount of
       Issuing                                  Security           Security                  Person to
       Security                                  Issued          (in thousands)        Whom Security was Issued
----------------------------------------- ---------------------- ---------------- -----------------------------------------------

Alliant Energy Desdemona, LP              Partnership capital           $1,668    Industrial Energy Applications Delaware Inc.(1)
                                          Partnership capital               $1    Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                Money pool borrowings        $12,342    Alliant Energy Resources, Inc.(1)
Alliant Energy Integrated Services -
     Energy Solutions LLC                 Money pool borrowings         $1,196    Alliant Energy Resources, Inc.(1)
Alliant South Texas Pipeline, L.P.        Partnership capital           $6,149    Industrial Energy Applications Delaware Inc.(1)
Bastian Bay Pipeline, LP                  Partnership capital             $226    Industrial Energy Applications Delaware Inc.(1)
BFC Gas Company L.C.                      Capital                       $2,600    Industrial Energy Applications, Inc.(1)
Cargill-Alliant, L.L.C.                   Capital                       $5,000    Alliant Energy Corporation(1)
Cogenex Corporation (Incl. subsidiaries)  Money pool borrowings        $65,514    Alliant Energy Resources, Inc.(1)
Energys, Inc.                             Capital                       $8,685    Industrial Energy Applications, Inc.(1)
                                          Money pool borrowings           $644    Alliant Energy Resources, Inc.(1)
Energy Performance Services, Inc.         Money pool borrowings        $15,743    Alliant Energy Resources, Inc.(1)
Enermetrix.com, Inc.                      Preferred stock              $10,040    Alliant Energy Integrated Services - Energy
                                                                                       Management LLC(1)
Heartland Energy Group, Inc.              Common stock                  $5,011    Alliant Energy Integrated Services Company (1)
Henwood Energy Services, Inc.             Common stock                  $1,342    Alliant Energy Resources, Inc.(1)
Industrial Energy Applications, Inc.      Common stock                 $21,060    Alliant Energy Integrated Services Company(1)
                                          Money pool borrowings        $27,491    Alliant Energy Resources, Inc.(1)
Lake Engineering, Inc.                    Capital                       $2,400    RMT, Inc.(1)
NG Energy Trading, LLC                    Capital                       $2,250    Heartland Energy Group, Inc.(1)
Nth Power Technologies Fund II, L.P.      Partnership capital           $5,000    Alliant Energy Resources, Inc.(1)
Oak Hill Pipeline L.P.                    Partnership capital           $4,259    Industrial Energy Applications Delaware Inc.(1)
ReGENco L.L.C.                            Class A Units                 $1,083    Heartland Energy Services, Inc.(1)
                                          Class B Units                   $667    Heartland Energy Services, Inc.(1)
RMT, Inc. (Incl. all subsidiaries except
     Lake Engineering, Inc.)              Common stock                 $11,822    Alliant Energy Integrated Services Company(1)
Schedin & Associates, Inc.                Money pool borrowings           $966    Alliant Energy Resources, Inc.(1)
SmartEnergy, Inc.                         Preferred stock               $6,500    Alliant Energy Resources, Inc.(1)
                                          Bridge Loan                   $5,108    Alliant Energy Resources, Inc. (1)
SVBK Consulting Group, Inc.               Money pool borrowings         $1,660    Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.               Common stock                      $1    Alliant Energy Transportation, Inc.(1)
                                          Money pool borrowings         $5,209    Alliant Energy Resources, Inc.(1)
----------------------------------------- ---------------------- ---------------- -----------------------------------------------


(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2001

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):


----------- --------------- -------------------------------------- --------------- ---------------- --------------- --------------
Reporting   Associate                                                  Direct         Indirect                          Total
Company     Company         Types of                                   Costs            Costs          Cost of          Amount
Rendering   Receiving       Services                                  Charged          Charged         Capital          Billed
Services    Services        Rendered                               (in thousands)  (in thousands)   (in thousands)  (in thousands)
----------- --------------- -------------------------------------- --------------- ---------------- --------------- --------------
HES         WP&L            Software license                               $60              $-               $-             $60
IEA         Whiting         Gas marketing                                    5               -                -               5
RMT         WP&L            Environmental consulting                        63               -                -              63
RMT         IEA             Environmental consulting                       105               -                -             105
RMT         IESU            Environmental consulting                         6               -                -               6
RMT         Barge           Environmental consulting                         9               -                -               9
RMT         Resources       Environmental consulting                        58               -                -              58
RMT         IPC             Environmental consulting                         1               -                -               1
Williams    Cargill-Alliant Coal handling                                  330               -                -             330
----------- --------------- -------------------------------------- --------------- ---------------- --------------- --------------




Part II -- Transactions performed by associate companies on behalf of reporting companies (a):


----------- --------------- -------------------------- --------------- ---------------- --------------- ----------------
Associate   Reporting                                      Direct         Indirect                         Total
Company     Company         Types of                       Costs           Costs          Cost of          Amount
Rendering   Receiving       Services                       Charged        Charged         Capital          Billed
Services    Services        Rendered                    (in thousands)  (in thousands)   (in thousands)  (in thousands)
----------- --------------- -------------------------- --------------- ---------------- --------------- ----------------
IESU        IEA             Fossil plant operations             $1              $-               $-              $1
RMT         IEA             Environmental consulting           105               -                -             105
Williams    Cargill-Alliant Coal handling                      330               -                -             330
----------- --------------- -------------------------- --------------- ---------------- --------------- ----------------


(a)    The following abbreviations were used:


---------------- --------------------------------------            ----------------- -----------------------------------
Abbreviation     Legal Name                                        Abbreviation      Legal Name
---------------- --------------------------------------            ----------------- -----------------------------------
Barge            IEI Barge Services, Inc.                          Resources         Alliant Energy Resources, Inc.
Cargill-Alliant  Cargill-Alliant, L.L.C.                           RMT               RMT, Inc.
HES              Henwood Energy Services, Inc.                     Whiting           Whiting Petroleum Corporation
IEA              Industrial Energy Applications, Inc.              Williams          Williams Bulk Transfer Inc.
IESU             IES Utilities Inc.                                WP&L              Wisconsin Power and Light Company
IPC              Interstate Power Company
---------------- --------------------------------------            ----------------- -----------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:


-------------------------------------------------------------------------------- ------------------------------ -------------
Total consolidated capitalization as of June 30, 2001 (a)                                  $4,499,516           Line 1
-------------------------------------------------------------------------------- ------------------------------ -------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                            674,927           Line 2
-------------------------------------------------------------------------------- ------------------------------ -------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                     674,927           Line 3
-------------------------------------------------------------------------------- ------------------------------ -------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                       108,168
     Energy-related business category ii                                                       10,000
     Energy-related business category iii                                                           -
     Energy-related business category iv                                                            -
     Energy-related business category v                                                        25,620
     Energy-related business category vi                                                           31
     Energy-related business category vii                                                       5,150
     Energy-related business category viii                                                          -
     Energy-related business category ix                                                       13,254
     Energy-related business category x                                                             -
                                                                                   __________________
          Total current aggregate investment                                                  162,223           Line 4
-------------------------------------------------------------------------------- ------------------------------ -------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                         $512,704           Line 5
-------------------------------------------------------------------------------- ------------------------------ -------------


Investments in gas-related companies:


------------------------------------------------------------------------------------ ------------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                                   $-
     Gas-related business category ii                                                                   -
         Total current aggregate investment                                            _____________________
                                                                                                       $-
------------------------------------------------------------------------------------ ------------------------------


(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper, notes payable and other short-term borrowings).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)



------------------------------------------ ------------- --------------- ----------------------------------------------------------
                                              Other          Other
     Major Line Of                          Investment     Investment
     Energy-Related                           In Last       In This                 Reason for Difference
       Business                            U-9C-3 Report U-9C-3 Report               In Other Investment
------------------------------------------ ------------- --------------- ----------------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.               $1,342        $1,342    No change.
     Industrial Energy Applications, Inc.        47,133        47,133    No change.

Energy-related business category v*
     Cargill-Alliant, L.L.C.                     $5,000        $5,000    No change.
     Heartland Energy Group, Inc.                 3,289         3,289    No change.

Energy-related business category vi*
     BFC Gas Company L.C.                        $2,569        $2,569    No change.

Energy-related business category vii*
     RMT, Inc. (including all                   $11,822       $11,822    No change.
        Subsidiaries except Lake
        Engineering, Inc.)

Energy-related business category ix*
     Oak Hill Pipeline L.P.                      $4,408        $4,259    In the second quarter of 2001, Oak Hill Pipeline L.P. made a distribution of $149 to Industrial Energy Applications
                                                                         Delaware Inc.
------------------------------------------ ------------- --------------- ----------------------------------------------------------


* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
        Copies of contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 17th day of August 2001.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                                     Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                                             (Principal Accounting Officer)


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             222 West Washington Avenue, Madison, Wisconsin 53703

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854



ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                                     Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                                             (Principal Accounting Officer)
